UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                  ORBIMAGE INC.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    68555Y101
                                 (CUSIP Number)

                                December 31, 2005
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                                Page 1 of 8 Pages

CUSIP No. 68555Y101                                            Page 2 of 8 Pages



1    Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

                       SAGAMORE HILL CAPITAL MANAGEMENT L.P.

2    Check the Appropriate Box If a Member of a Group (See Instructions)

                                     a. [ ]
                                     b. [X]

3    SEC Use Only

4    Citizenship or Place of Organization

                       DELAWARE

                            5             Sole Voting Power
 Number of                                        440,893
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                        0
   Each
 Reporting                  7             Sole Dispositive Power
  Person                                          440,893
   With
                            8             Shared Dispositive Power
                                                  0

9    Aggregate Amount Beneficially Owned by Each Reporting Person

                       440,893

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                       [   ]

11   Percent of Class Represented By Amount in Row (9)

                       2.5%

12   Type of Reporting Person (See Instructions)

                       PN

CUSIP No. 68555Y101                                            Page 3 of 8 Pages


1    Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

                       SAGAMORE HILL MANAGERS LLC

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                     a. [ ]
                                     b. [X]

3    SEC Use Only

4    Citizenship or Place of Organization

                       DELAWARE

                            5             Sole Voting Power
 Number of                                        440,893
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                        0
   Each
 Reporting                  7             Sole Dispositive Power
  Person                                          440,893
   With
                            8             Shared Dispositive Power
                                                  0

9    Aggregate Amount Beneficially Owned by Each Reporting Person

                       440,893

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                       [   ]

11       Percent of Class Represented By Amount in Row (9)

                       2.5%

12       Type of Reporting Person (See Instructions)

                       OO

CUSIP No. 68555Y101                                            Page 4 of 8 Pages



1    Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

                       STEVEN H. BLOOM

2    Check the Appropriate Box If a Member of a Group (See Instructions)

                                     a. [ ]
                                     b. [X]

3    SEC Use Only

4    Citizenship or Place of Organization

                       UNITED STATES


                            5             Sole Voting Power
 Number of                                        440,893
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                        0
   Each
 Reporting                  7             Sole Dispositive Power
  Person                                          440,893
   With
                            8             Shared Dispositive Power
                                                  0

9    Aggregate Amount Beneficially Owned by Each Reporting Person

                       440,893

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                       [   ]

11   Percent of Class Represented By Amount in Row (9)

                       2.5%

12   Type of Reporting Person (See Instructions)

                       IN; HC

CUSIP No. 68555Y101                                            Page 5 of 8 Pages

Item 1(a)   Name of Issuer:

            Orbimage Inc. (the "Issuer")

Item 1(b)   Address of the Issuer's Principal Executive Offices:

            21700 Atlantic Boulevard, Dulles, Virginia 20166

Item 2(a)   Name of Person Filing:

            The Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

            i. Sagamore Hill Capital  Management  L.P.  ("Sagamore Hill Capital
               Management");

            ii. Sagamore Hill Managers LLC ("Sagamore Managers"); and

            iii. Steven H. Bloom ("Mr. Bloom").

            This Statement relates to securities held for the account of the Sagamore Hill Hub Fund Ltd., a Cayman Islands corporation (the "Hub Fund"). Pursuant to a portfolio management agreement, Sagamore Hill Capital Management serves as investment manager of the Hub Fund. In such capacity, Sagamore Hill Capital Management may be deemed to be the beneficial owner of securities held for the account of the Hub Fund. The general partner of Sagamore Hill Capital Management is Sagamore Managers. In such capacity, Sagamore Hill Managers may be deemed to be the beneficial owner of securities held for the account of the Hub Fund. Mr. Bloom is the sole member of Sagamore Managers. In such capacity, Mr. Bloom may be deemed to be the beneficial owner of securities held for the account of the Hub Fund.

Item  2(b)  Address  of  Principal  Business  Office  or,  if None,
Residence:

            The address of the principal business office of each of the Reporting Persons is One Manhattanville Road, Suite 102, Purchase, NY 10577

Item 2(c)   Citizenship:

            1)  Sagamore  Hill  Capital   Management   is  a  Delaware   limited
partnership;

            2) Sagamore Managers is a Delaware limited liability company; and

            3) Mr. Bloom is a citizen of the United States.

Item 2(d)   Title of Class of Securities:

            Common Stock, par value $.01 per share (the "Shares").

CUSIP No. 68555Y101                                            Page 6 of 8 Pages


Item 2(e)   CUSIP Number:

            68555Y101

Item 3.     If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or
           (c), check whether the person filing is a:

            This Item 3 is not applicable.

Item 4.     Ownership:

Item 4(a)   Amount Beneficially Owned:

            According to the Issuer's most recent quarterly report on Form 10-Q filed with the Securities and Exchange Commission, the Issuer had 17,434,889 Shares outstanding as of February 10, 2005.

            Each of Sagamore Hill Capital Management, Sagamore Managers and Mr. Bloom may be deemed to be the beneficial owner of 440,893 Shares (assuming exercise of subscription rights for investment units (consisting of Shares and warrants to purchase Shares) and the exercise of warrants into an aggregate of 164,269 Shares).

Item 4(b)   Percent of Class:

            The number of Shares of which each of Sagamore Hill Capital Management, Sagamore Managers and Mr. Bloom may be deemed to be the beneficial owner constitutes 2.5% of the total number of Shares outstanding (assuming exercise of subscription rights for investment units (consisting of Shares and warrants to purchase Shares) and the exercise of such warrants into an aggregate of 164,269 Shares).

Item 4(c)   Number of shares as to which such person has:

     Sagamore Hill Capital Management
     (i)    Sole power to vote or direct the vote:                       440,893
     (ii)   Shared power to vote or to direct the vote                         0
     (iii)  Sole power to dispose or to direct the disposition of        440,893
     (iv)   Shared power to dispose or to direct the disposition of            0

     Sagamore Managers
     (i)    Sole power to vote or direct the vote:                       440,893
     (ii)   Shared power to vote or to direct the vote                         0
     (iii)  Sole power to dispose or to direct the disposition of        440,893
     (iv)   Shared power to dispose or to direct the disposition of            0

CUSIP No. 68555Y101                                            Page 7 of 8 Pages


     Mr. Bloom
     (i)    Sole power to vote or direct the vote:                       440,893
     (ii)   Shared power to vote or to direct the vote                         0
     (iii)  Sole power to dispose or to direct the disposition of        440,893
     (iv)   Shared power to dispose or to direct the disposition of            0

Item 5.     Ownership of Five Percent or Less of a Class:

            If this Statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following [X].

Item 6.     Ownership of More than Five Percent on Behalf of Another Person:

            The shareholders of the Hub Fund have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of the Hub Fund in accordance with their ownership interests in the Hub Fund.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

            This Item 7 is not applicable.

Item 8.     Identification and Classification of Members of the Group:

            This Item 8 is not applicable.

Item 9.     Notice of Dissolution of Group:

            This Item 9 is not applicable.

Item 10.    Certification:

            By signing below each of the Reporting Persons certifies that, to the best of such person's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

CUSIP No. 68555Y101                                            Page 5 of 8 Pages

601469.0001 WEST  5858124 v1

                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:    February 8, 2006                 SAGAMORE HILL CAPITAL MANAGEMENT L.P.

                                          By:   Sagamore Hill Managers LLC,
                                                Its General Partner

                                          By:   /s/ Steven H. Bloom
                                                --------------------------------
                                                Name:    Steven H. Bloom
                                                Title:   Manager

Date:    February 8, 2006                 SAGAMORE HILL MANAGERS LLC


                                          By:   /s/ Steven H. Bloom
                                                --------------------------------
                                                Name:    Steven H. Bloom
                                                Title:   Manager


Date:    February 8, 2006                 STEVEN H. BLOOM


                                          /s/ Steven H. Bloom
                                          --------------------------------------